Exhibit 99.8

The following was any email sent by Larry Yokel, who is a Senior Analyst Relations Manager at OpenText, on November 8, 2021 to various analysts.

Subject: OpenText to acquire Zix Corporation

Dear Analyst Community:

Waterloo, ON – November 8, 2021 - OpenText announced this morning that it has entered into a definitive agreement to acquire Zix Corporation, Inc. (NASDAQ: ZIXI) (“Zix”), a leader in SaaS-based email encryption, threat protection and compliance cloud solutions for Small and Medium-sized Businesses (SMBs).

Commenting on the acquisition, OpenText CEO & CTO Mark J. Barrenechea noted “We are pleased to announce our intent to acquire Zix, and I look forward to welcoming Zix customers, partners and employees to OpenText,” said OpenText CEO & CTO Mark J. Barrenechea. “We intend to integrate Carbonite, Webroot and Zix products to create a powerhouse SMB platform for data protection, threat management, email security and compliance solutions.”

The full press release is attached for your convenience or go to Press Release for the web version on OpenText.com.

As stated in the press release, the transaction will proceed by way of tender offer, expected to close within 90 days of this announcement, and is subject to customary closing conditions. Until the close of this deal, both OpenText and Zix will continue to operate separately, and more information will be shared after the closing of the transaction.

Warmest Regards,

Larry J. Yokell

Senior Analyst Relations Manager

OpenText

lyokell@opentext.com